================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 28, 2005

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    --------------------------------
    Name:  Mark Laurie
    Title: Company Secretary

Date: 28 July 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

28 JULY 2005

                     FINANCIAL RESULTS FOR SIX MONTHS ENDED
                  30 JUNE 2005 AND APPENDIX 4D HALF YEAR REPORT

  (This release should be read in conjunction with the Second Quarter Mining and Exploration Report, also released today. All dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the six months to June 2005, compared with the six months to June 2004.)

OPERATIONAL HIGHLIGHTS

- Company on track to produce a record 700,000 ounces of gold in the full year. Good progress in transition of mining activity into the new Lienetz pit.

-     Hedge book reduced by 170,757 oz

- Additional 30MW of geothermal power generation capacity in operation. Construction of a further 20MW capacity already under way.

- New flotation circuit construction approved, to lead to significant increase in gold production and optimized plant operations from 2007.

PROFIT

- Half-year loss of $20.8 million, reflecting the impact of transition of mining activity from the depleted Minifie ore body, into the new Lienetz pit.

- First half results affected by temporary reduction in gold production and additional costs as the Lienetz pit was developed.

- Higher grade sections of Lienetz now being mined, leading to substantially increased production in the second half of the year, in accordance with mine plan.

PRODUCTION

- Gold production for June half was 231,240 oz, in line with the guidance provided to the market, and reflecting the transitional stage of mining activity.

- Second quarter production increased 28% compared with the first quarter, reaching 129,870 oz. This was due to higher mill throughputs.

REVENUE

- Sales revenue for the half year was down 32% to $67.8 million, affected by lower production and reduced average realised gold prices.

- The average gold price realised in the period was $359/oz, down 8%, primarily due to higher ratio of scheduled deliveries into hedge commitments in the period.

COSTS

- Higher world fuel prices contributed to an 8.1% increase in total operating costs, before adjustments, to $97 million in the half.

- Lower gold production and higher operating costs led to an increase in gross cash costs per ounce to $497, up from $367/oz in 1H 2004.

- Capital expenditure at $37.5m was up 14% from 1H 2004, due mainly to construction of the geo-thermal power station expansion and acquisition of additional mining and processing equipment.

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

FINANCIAL OVERVIEW

                                                              30 JUN      30 JUN
Half-year ending                                               2005        2004         %
                                                              (US$m)      (US$m)     CHANGE
Gold Sales at spot                                              98.7       110.6       -32
Realisation of hedging instruments                             (16.9)       (1.9)        -
Gold lease rate fees                                             2.6         1.4        85
Fair value gains                                                (1.6)        2.4         -
Realisation of deferred hedging costs                          (14.0)       (8.5)       65
                                                              ------      ------
TOTAL REVENUE                                                   68.8       104.0       -34

Gross cash costs                                               115.0       101.7        13
Deferred waste and inventory movements - cash                    1.6       (21.7)        -
Economic grade stockpile current year - cash                   (32.7)      (15.0)      118
                                                              ------      ------     -----
TOTAL CASH COSTS                                                83.9        65.0*       29

Depreciation and amortisation                                   16.0        15.5         3
Deferred waste and inventory movements - non cash               (4.8)       (1.5)        -
Economic grade stockpile current year - non cash                (4.6)       (1.5)      206
Foreign exchange (gains) / losses                                0.0         9.7         -
Other corporate costs                                            1.6         0.2         -
Exploration                                                      4.1         3.2        28
Net interest                                                     0.8        (0.9)        -
                                                              ------      ------     -----
TOTAL COSTS BEFORE ADJUSTMENTS                                  97.0        89.7         8

PROFIT BEFORE IMPAIRMENT ADJUSTMENTS AND TAX                   (28.2)       14.3

Economic grade stockpile impairment                                -       (16.5)
Income tax benefit recognised                                    7.4           -

                                                              ------      ------     -----
NET PROFIT                                                     (20.8)       (2.2)     (845)
                                                              ------      ------     -----

* Total cash costs have been restated due to a change in treatment of Economic Grade Stockpiles from December 2004. The stockpiles previously were impaired assets, but were reinstated from December. Total cash costs previously excluded the transfer of costs associated with building Economic Grade Stockpiles.

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

MANAGING DIRECTOR'S REVIEW

Lihir Gold has established a firm platform for profitable growth in the second half of the year and beyond, after making good progress in the development of the group's mining operations in the six months to June.

A number of operational improvements were achieved in the period, with important initiatives put in train which will lead to substantial increases in gold production and improved productivity.

The company remains well on track in the implementation of its strategies which are primarily aimed at maximizing the value of the company's world class Lihir Island ore body, and then identifying opportunities for growth and expansion leading to improved returns for shareholders.

PROFIT OVERVIEW

The $20.8 million loss for the period reflected the transitional stage of the company as mining activity moved from the older, depleted Minifie ore body, to the new Lienetz pit.

Overall gold grades for the half year were lower than the prior corresponding six months in 2004. Grades encountered in Minifie declined as the lower limits of the existing pit were reached, while in Lienetz, grades only began to lift towards the end of the half-year as mining activities reached the higher grade benches at the top of the ore body.

Consequently, this led to a reduction in gold production compared with the prior corresponding half. However, at a total of 231,000 ounces, production was in line with the guidance provided to the market, and leaves us on track to reach our stated 700,000 oz target for the full year.

Lower gold production, together with increased deliveries of gold into hedge contracts at prices well below spot, translated into reduced revenues during the half. At the same time, costs increased due to rising world oil prices and adverse exchange movements. These factors, and particularly the low production, led to a significant increase in the cash cost per ounce of production, as foreshadowed in February, when the 2004 full year results were released.

However, it would be misleading to look at the half year in isolation. It should be viewed as the final stage in a three year process aimed at improving the reliability of the operations, accelerating access to high grade ores, lifting productivity and investing in infrastructure to build a base for the future.

OPERATIONAL HIGHLIGHTS

As part of that process, a number of important projects were progressed during the half year.

Geothermal Power Station

Construction of the new 30MW geothermal power station was completed in June, and the facility moved into full production earlier this month (July). The power plant, which takes

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

advantage of the huge geothermal steam resources naturally-occurring on Lihir, lifts total geothermal generation capacity to 36 MW, supplying approximately 60% of the company's power needs. The new plant is already leading to reductions in power costs, and will save approximately $17 million in a full year, at current fuel oil prices. This is especially important given the continued escalation in world oil prices.

A further 20MW expansion of the power plant already has begun, and is due for completion in June next year at a cost of $37 million. Work is also under way to identify more steam resources and establish the capacity for additional geothermal power capacity to meet growing power requirements with expansion of production in the future.

Gravity Circuit

Installation of Knelson concentrators to capture fine free gold and improve recoveries has been largely completed. Commissioning of the $5 million facility has been rescheduled to August due to the diversion of construction resources to the new geothermal power plant.

Flotation Circuit

Following an extensive technical and economic analysis, the Board in June approved the construction of a new flotation circuit in the process plant, which will lift gold production by an average of 140,000 ounces a year in the period from 2007-2014.

The 3 million tonne p.a. facility will require capital expenditure of approximately $150 million - $160 million, including some additional mining equipment. It will generate significant value for shareholders by bringing forward gold production, reducing unit costs and improving plant utilization. It also will provide potential for increases in reserves, by improving the economics of low grade ore.

OUTLOOK FOR THE FULL YEAR

Following on from the work undertaken in the first half, the six months to December will see the benefits flow through to the company's production and financial statements.

As indicated above, we remain on track to achieve a full year production target of 700,000 ounces, which will be a record annual production for the company. To achieve that target, we expect to produce 470,000 ounces in the second half, benefiting from access to higher grades in Lienetz for the full six months. With continued strong world gold prices, this will lead to a significant increase in sales revenues and reductions in unit costs in the half year.

The additional 30MW geothermal power station will also contribute to a reduction in costs in the period.

We therefore remain confident of reporting a significant profit in the second half and for the year as a whole.

Looking further to the future, the approval of the flotation expansion project by the Board sets the stage for improved production from 2007. We are already well advanced in arranging bank finance for the project, and at the same time, we are taking the opportunity to restructure the hedge book to improve financial flexibility. Further details will be provided when arrangements are finalized.

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED
ARBN 069 803 998                                       [LIHIR GOLD LIMITED LOGO]
Incorporated in Papua New Guinea

CONCLUSION

This is my last half year report to shareholders. After four years with the company, I am scheduled to retire from Lihir by the end of the year. The Company is well on the way to appointing a high-calibre replacement to continue the good progress that has been achieved over the last few years.

I leave, satisfied and confident that the company is in good condition, financially secure, operationally sound and well positioned to grow and prosper in the future.

I would like to thank all of the many excellent staff who have worked for Lihir over the years. They can be proud of what has been created. To the chairman, Ross Garnaut, and my fellow directors, I express my appreciation for their support. Most importantly, to shareholders, I say thank you for your ongoing confidence in the future of the company. Finally, I would like to pay tribute to our community partners on the Lihir islands and broader PNG and wish them well for the future.

/s/ Neil Swan

Neil Swan
Managing Director

PERFORMANCE OVERVIEW TABLE

                                   June  June    Jun 05/
          Six months to:           2005  2004   Jun 04(%)
--------------------------------  -----  ----   ---------
Material moved (Mt)               19.45  19.5       -

High grade ore mined (Mt)           1.5   2.7     (44)

Economic grade ore mined (Mt)       4.7   2.7      74

Waste                              13.2  14.1      (6)

Ore milled (kt)                    1.85   1.9      (3)

Average grade (g Au/t)             4.41  5.21       -

Gold recovery (%)                  89.6  88.6       -

Gold produced (k oz)                231   277     (17)

Avg cash price realised (US$/oz)    359   390      (8)

Total cash costs (US$/oz)           363   234*     55

Gross cash costs (US$/oz)           497   367      35

* Total cash costs for June 2004 previously were reported as $289/oz which included $55/oz for costs to build the economic grade stockpile during the period. These costs were impaired until December 2004 and, from December, are carried on the Balance Sheet. $234/oz is the like-for-like comparative cost.

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED
ARBN  069 803 998                                      [LIHIR GOLD LIMITED LOGO]
Incorporated in Papua New Guinea

ANALYSIS

PRODUCTION

Gold production was 231,240 oz for the half year, compared with 277,409 oz in the six months to June 2004. The lower production was primarily due to lower grades encountered in the development stages of the Lienetz pit, and at the lower levels of Minifie. The average grade in the half was 4.41 g/tonne, compared with 5.21 g/tonne in the first six months of 2004.

Total material moved in the half was 19.5 million tonnes, in line with the prior corresponding period. However, of that, the proportion of high grade ore was down 42% at 1.5 million tonnes, while economic grade ore movements were up 73% to 4.7 million tonnes. Waste movements were down 6% to 13 million tonnes.

Overall mine movements in the half were affected by a number of factors. Economic grade stockpile ore increased in the period, and this required longer haul distances. Equipment availability also was lower due to delays in the planned maintenance program arising from manpower shortages. The mine maintenance employee shortage has been resolved and the mine equipment maintenance schedule is back in the planned mode. This, coupled with an additional barge and barge wharf dredging improvements, is expected to significantly increase mining rates particularly as the waste mining shifts to the high productivity benches in north western phase of Lienetz in the current quarter.

Tonnes milled in the half were down 3% compared with the previous corresponding half due to the increased sulphur content of the ore fed to the plant which rose from 5.0% to 6.5%. The higher sulphur grade limits autoclave throughput, which in turn, restricts tonnage requirements for the mills. Reliability was in line with our high expectations.

REVENUE

Sales revenue for the six months was $67.8 million, down from $100.2 million in the prior corresponding six months of 2004. This was due to lower gold sales in the half, and increased scheduled delivery into hedge contracts at prices below spot.

A total of 234,921 oz of gold were sold in the half, compared with 282,399 oz in the six months to June 2004. Gold sales at spot therefore reduced by 11% to $98.7 million.

During the half, the company delivered 170,757 ounces of gold into hedge contracts at a weighted average price of $332.42/oz, compared with the average spot price of $427.37. This resulted in a $16.9 million negative impact on gold revenues in the half. In the prior corresponding half, only 33,257 oz were delivered into hedge contracts, resulting in a negative $1.9 million impact on gold revenues.

The average cash realisation price was $359/oz (2004: $390/oz).

Revenues in the half included some $2.6 million received from gold lease rate fees. These gains result from favourable movements in interest rates affecting settlement values of floating rate swaps associated with forward sale contracts.

Income for the period also was affected by fair value losses of $1.6 million, being an unfavourable but unrealised movement in market value of the floating lease rate swaps contained in the hedge book.

At 30 June 2005, the "mark to market" value of the hedge book was negative $210.3 million, with average hedge contract prices of around $333/oz, compared with a spot price of $437/oz.

OPERATING COSTS

Total operating expenses before impairment adjustments increased 8.1% to $97 million, driven by higher mining costs and reduced deferred expenses.

Mining costs increased by 24% to $48.8 million in the half, mainly due to the additional mining fleet introduced in 2004 to access the higher grade Lienetz ore. Other significant items were higher diesel fuel prices, rising explosive costs and maintenance expenses.

Processing costs were lower in the six months, due to improved efficiency of the plant and

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED
ARBN  069 803 998                                      [LIHIR GOLD LIMITED LOGO]
Incorporated in Papua New Guinea

lower gold production. In the first half of 2004 there were 2 partial autoclave relines and only one in the first half of 2005.

General and administrative costs were also significantly reduced in the half, down 17% at $25.6 million. This was due to the absence of foreign exchange losses (realised and unrealised) in 2005.

Deferred mining costs reduced P&L expenses by $22.2 million in the six months to June 2004, but increased P&L expenses by $4.6 million in the six months to June 2005. The $26.8 million turnaround was due to increased ore, particularly economic grade stockpile ore and lower waste movements in the period.

The reduction in deferral of mining costs was partly offset by increases in transfer of costs associated with building economic grade stockpiles. These costs to build this inventory item rose from $16.5 million in the June half of 2004 to $37.3 million in the first half of 2005. The increase was due to mining a larger amount of economic grade ore to gain access to the higher grade Lienetz material sitting immediately below in the mining sequence.

The results for the six months to June 2004 included a $16.5 million expense for impairment of the economic grade stockpiles. The improved financial outlook for the company necessitated a change in accounting treatment at December 2004 and impairment charge to the economic grade stockpiles no longer applies. These stockpiles are valued on the balance sheet at cost to build.

EXPLORATION

Exploration expenses increased slightly to $4.3 million in the first half of 2005, with activity focused on delineating the ore body at the bottom of Minifie, Ilkot Creek and on the Eastern side of Lienetz.

The Minifie results to date confirm the continuation of grade at depth. Preparation has commenced for greenfield exploration on the northern side of Lihir Island, although the focus will continue to be on the Luise Caldera. Depressurisation drilling was undertaken in Kapit. Work was also undertaken to confirm the extent of geothermal steam reserves and the potential to provide additional power to meet the requirements of the flotation expansion.

INCOME TAX BENEFIT

An income tax benefit of $7.4 million was recognised in the half year, arising from the tax benefit associated with the first half loss. Tax effect accounting was recommenced in December 2004 as the likelihood of realising these benefits has increased in line with the improved financial outlook for the company.

CASH AND DEBT

At 30 June 2005, Lihir had $33.0 million in cash on hand, down from $107.2 million at the prior June. Debt outstanding increased to $49.5m following a drawdown in May 2005 from the Syndicated Debt Facility of $30m. Net cash was therefore negative $19.5m.

Cashflows in the period were negative $50.4 million. Operating cashflows were negative $42.9 million, due to lower revenues and increased expenses in the half.

                     Jan-Jun  Jan-Jun
                      2005     2004
     CASH FLOWS       (US$m)   (US$m)
-------------------  -------  -------
Operating cash flow   (42.6)    (2.0)

Capital expenditure   (37.5)   (32.8)

Net interest           (0.3)     1.1

Debt drawdown /
(repayments)           30.0    (14.0)

Equity raised             -      2.3

Other                     -        -

Net cash outflow      (50.4)   (45.4)

Capital expenditure during the half was primarily related to construction of the geothermal power station and acquisition of additional mining equipment.

The Financing Agreement through the company's syndicate banks completed its 5 year term and was extended through to June 2006, to allow time to put in place a longer

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED
ARBN  069 803 998                                      [LIHIR GOLD LIMITED LOGO]
Incorporated in Papua New Guinea

term replacement facility in conjunction with the project finance for the flotation expansion.

HEDGING

During 1H 2005 the company delivered 170,757 ounces of gold into hedge contracts at a weighted average price of $332.42/oz. Hedge contracts relating to 94,688 ounces were rolled into later years.

These forward rolls were transacted to better align delivery to production schedules and to take advantage of higher spot prices during the early development phase of the Lienetz pit. No additional hedges were entered into during the quarter.

The company will continue to reduce its hedged profile at a minimum rate of 160,000 ozs per year. The company does not intend to enter into additional hedge commitments during the remainder of 2005 and, based on the current and anticipated spot gold price, expects to deliver approximately 250,000 ounces of commitments (about 54% of original 2005 commitments) during the year.

With the approval by the flotation expansion project by the Board, Lihir is well advanced with its current and potential syndicate banking partners to provide the project finance through a syndicated debt facility for the period to 2011.

In conjunction with the project finance the company is undertaking a reorganization of the hedge book. The purpose of the reorganization is to obtain a sensible cash outcome and present a firm delivery commitment schedule which will reflect the company's intended delivery profile. The size of the hedge book will not increase from the current level (1.750Mozs) but deliveries will be smoothed over the period of the debt facility.

The company remains committed to maintaining a risk mitigation hedge book, but the ultimate size required will reduce as a consequence of the improved company financial performance through increasing revenue (flotation expansion) and decreasing costs (geothermal and other initiatives). Further details will be provided when arrangements are completed.

ACCOUNTING STANDARDS AND AUDIT STATUS

These financial statements have been prepared by the Company in accordance with International Financial Standards are in the process of being audited by the Company's Auditors.

The same accounting policies and methods of calculation are employed in these financial statements as were used in the financial statements for the year ended 31 December 2004 contained in the company's 2004 Annual Report.

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED
ARBN  069 803 998                                      [LIHIR GOLD LIMITED LOGO]
Incorporated in Papua New Guinea

FINANCIAL STATEMENTS

INCOME STATEMENT

                                     30 Jun   30 Jun
                                      2005     2004
          Half-year ending           (US$m)   (US$m)
-----------------------------------  ------   ------
REVENUE

Gold sales at spot                     98.7    110.6
Realisation of hedging instruments    (16.9)    (1.9)
Gold lease rate fees                    2.6      1.4
Fair value gains                       (1.6)     2.4
Realisation of deferred hedging
 costs                                (14.0)    (8.5)
                                      -----   ------
TOTAL REVENUE                          68.8    104.0

COSTS

Mining expenses                       (48.8)   (39.4)
Exploration expenses                   (4.3)    (3.2)
Processing costs                      (22.7)   (24.6)
Power generation costs                (16.9)   (13.5)
General administrative costs          (25.6)   (30.7)
Refining, royalty and management
 fees                                  (2.4)    (3.3)
Deferred mining costs                  (4.6)    22.2
Economic grade stockpile costs
 transferred to inventories            37.3     16.5
Other costs deferred and
 transferred to inventories             7.8      0.9
Impairment reversal of mine
 properties                               -        -
Economic grade stockpile impairment       -    (16.5)
Depreciation and amortisation         (16.0)   (15.5)
                                      -----   ------
TOTAL OPERATING EXPENSES              (96.2)  (107.1)

OPERATING PROFIT/(LOSS)               (27.4)    (3.1)
Interest income                         0.7      1.9
Finance costs                          (1.5)    (1.0)

PROFIT/(LOSS) BEFORE TAXATION         (28.2)    (2.2)

Income tax benefit recognised          (7.4)       -

PROFIT/(LOSS) FOR THE PERIOD          (20.8)    (2.2)
                                      -----   ------

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

RATIOS

                                 Jan-Jun    Jan-Jun
                                  2005       2004
                                 (US$m)     (US$m)
                                 -------    -------
Consolidated profit/(loss)
from ordinary activities
before tax as a percentage of
total revenues                   (41.0%)      (2.2%)

Profit (loss) from ordinary
activities after taxation as
a percentage of equity            (2.5%)      (0.4%)

Net debt to debt plus equity       1.8%         N/A
                                 -----        -----

EARNINGS PER SHARE (EPS)

                                  Jan-Jun     Jan-Jun
                                    2005        2004
                                   (US$m)      (US$m)
                                 ----------  ----------
Basic EPS                             (1.6)       (0.2)
Diluted EPS                           (1.6)       (0.2)
Weighted average number of
ordinary shares outstanding
during the period used in the
calculation of the Basic EPS
(000's)                          1,284,225   1,283,986
                                 ---------   ---------

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

BALANCE SHEET

                                  30 Jun    30 Jun
                                   2005      2004
                                  (US$m)    (US$m)
                                  -------   -------
ASSETS
CURRENT ASSETS
Cash and cash equivalents            33.1     107.2
Derivatives                           4.0       4.0
Inventories                          71.4      55.7
Receivables                           5.6       4.5
Prepayments                           2.9      11.8
Deferred mining costs                   -         -
                                  -------   -------
TOTAL CURRENT ASSETS                117.0     183.2

NON-CURRENT ASSETS
Derivatives                          14.5      12.1
Inventories                         127.5         -
Receivables                           0.5       0.6
Deferred mining costs                62.3      51.3
Mine properties                     760.3     494.4
Deferred taxation                    85.3         -
                                  -------   -------
TOTAL NON-CURRENT ASSETS          1,050.4     558.4

TOTAL ASSETS                      1,167.4     741.6
                                  -------   -------

LIABILITIES
CURRENT LIABILITIES
Bank overdraft                          -         -
Derivatives                          47.3      30.2
Accounts payable                     24.3      26.7
Provisions                            4.8       3.7
Borrowings                           49.5      19.5
                                  -------   -------
TOTAL CURRENT LIABILITIES           125.9     104.3

NON-CURRENT LIABILITIES
Derivatives                         181.5     151.3
Provisions                           11.7       8.8
Borrowings                              -         -
                                  -------   -------
TOTAL NON-CURRENT LIABILITIES       193.2     160.1
                                  -------   -------

TOTAL LIABILITIES                   319.1     240.2
                                  -------   -------

EQUITY
Share capital                     1,027.5   1,027.5
Revaluation reserves               (130.3)   (166.5)
Accumulated losses                  (48.9)   (359.6)
                                  -------   -------
TOTAL EQUITY                        848.3     501.4
                                  -------   -------

TOTAL LIABILITIES AND EQUITY      1,167.4     741.6
                                  -------   -------

RETAINED PROFITS

                                  30 Jun     30 Jun
                                   2005       2004
      Half-year ending            (US$m)     (US$m)
-----------------------------     -------    ------
Retained profits (accumulated
losses) at the beginning of
the period                         (28.1)    (357.4)

Profit/(loss) from ordinary
activities after taxation          (20.8)      (2.2)

Net transfers from/(to)
reserves                               -          -

Net effect of changes in
accounting policies                    -          -

Dividends and other equity
distributions paid or payable          -          -

RETAINED PROFITS (ACCUMULATED
LOSSES) AT END OF FINANCIAL
PERIOD                             (48.9)    (359.6)
                                   -----     ------

No dividends were declared or paid in the first half of 2005. No dividends were declared or paid in 2004.

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

                                As at       As at
                               30 Jun      30 Jun
                                2005        2004
Ordinary securities (000's)   1,284,225   1,284,225

 NET TANGIBLE ASSET    As at    As at
BACKING PER ORDINARY   30 Jun   30 Jun
     SECURITY           2005     2004
--------------------   ------   ------
                        61.2     35.1
                        ----     ----

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

                                                            30 Jun   30 Jun
      CHANGES IN EQUITY                                      2005     2004
      Half year ending                                      (US$m)   (US$m)
------------------------------                              ------   ------
BALANCE AT BEGINNING OF PERIOD                               837.2    461.4

Increase in share capital                                        -      2.2

(Increase) / decrease in hedging reserves                     31.9     40.0
(Increase) / decrease in accumulated losses                  (20.8)    (2.2)
                                                             -----    -----

TOTAL CHANGES IN EQUITY FOR
THE PERIOD                                                    11.1     40.0
                                                             -----    -----

TOTAL CHANGES IN EQUITY FOR
THE PERIOD                                                   848.3    501.4
                                                             -----    -----

                                  30 Jun  30 Jun
       CAPITAL WORK IN             2005    2004
           RROGRESS               (US$m)  (US$m)
-------------------------------   ------  ------
Opening balance                    66.0      8.2

Expenditure incurred               37.5     32.8

Expenditure written off               -        -

Acquisitions, disposals,              -        -
revaluation increments, etc

Expenditure transferred to mine
properties                        (11.6)   (12.6)
                                  -----   ------

CLOSING BALANCE  INCLUDED
WITHIN BALANCE SHEET AS "MINE
PROPERTIES"                        91.9     28.4
                                  -----   ------

                                  Ownership interest
                                        As at
          ASSOCIATES                 30 Jun 2005
--------------------------------  ------------------
Niugini Mining Ltd                     100%
Niugini Mining Australia Pty Ltd       100%

        FINANCIAL INSTRUMENT
         REVALUATION RESERVE              US$M
--------------------------------------   ------
The (increase)/decrease in revaluation
reserves is reconciled as follows:

REVALUATION RESERVE AS AT
31 DECEMBER 2003                         (206.5)

Movement in fair value of hedging
instruments                                29.6
Transfer of realized portion of fair
value to income statement                   1.9
Realisation of deferred hedging income     (0.3)
Realisation of deferred hedging costs.      8.8
                                         ------
Net movement for the half year
1 January 2004 to 30 June 2004             40.0

REVALUATION RESERVE AS AT
30 JUNE 2004                             (166.5)
Movement in fair value of hedging
instruments                               (79.3)
Transfer of realized portion of fair
value to income statement                   4.9
Realisation of deferred hedging income     (0.4)
Realisation of deferred hedging costs.      9.0
Realisation of the deferred tax assets     70.1
                                         ------
Net movement for the half year
1 July 2004 to 31 December 2004             4.3

REVALUATION RESERVE AS AT
31 DECEMBER 2004                         (162.2)
Movement in fair value of hedging
instruments                                 8.0
Transfer of realized portion of fair
value to income statement.                 16.9
Realisation of deferred hedging income     (0.3)
Realisation of deferred hedging costs      14.3
Realisation of the deferred tax assets     (7.0)
                                         ------
Net movement for the half year
1 January 2005 to 30 June 2005             31.9
                                         ------
REVALUATION RESERVE AS AT
30 JUNE 2005                             (130.3)

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

STATEMENT OF CASH FLOWS

                                       Jan-Jun    Jan-Jun
                                        2005       2004
          Half-year ending             (US$m)     (US$m)
------------------------------------   -------    ------
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from operations                  84.4      115.2
Payments from operations                (127.0)    (117.2)
                                        ------     ------
Cash generated from operations           (42.6)      (2.0)
Interest received                          0.7        1.9
Interest and charges paid                 (1.0)      (0.8)
Income taxes paid                            -          -
                                        ------     ------
NET CASH GENERATED FROM
OPERATING ACTIVITIES                     (42.9)      (0.9)
                                        ------     ------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of term debt                    30.0      (14.0)
Proceeds of equity issue                     -        2.3
Underwriting expenses                        -       (0.1)
Dividend paid                                -          -
                                        ------     ------
NET CASH USED IN FINANCING
ACTIVITIES                                30.0      (11.8)
                                        ------     ------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and
equipment (PPE)                          (37.5)     (32.8)
Proceeds from sale of PPE                    -        0.1
                                        ------     ------
NET CASH USED IN INVESTING
ACTIVITIES                               (37.5)     (32.7)
                                        ------     ------

NET INCREASE/(DECREASE) IN CASH HELD
Cash at the beginning of the year         83.6      152.6
Net (decrease) / increase in
cash held                                (50.4)     (45.4)
                                        ------     ------
CASH AND CASH EQUIVALENTS AT 30
JUNE 2005                                 33.2      107.2
                                        ------     ------

RECONCILIATION OF CASH

Reconciliation of cash at the
end of the period (as shown in
the condensed statement of cash     Jan-Jun     Jan-Jun
flows) to the related items in       2005        2004
the accounts is as follows.         (US$m)      (US$m)
-------------------------------     -------     -------
Cash on hand and at bank               27.8         9.1

Deposits at call                        5.4        98.1

Bank overdraft                            -           -

Other                                     -           -

TOTAL CASH AT END OF PERIOD            33.2       107.2
                                       ----       -----

RECONCILIATION OF COSTS

Reconciliation of Gross
Operating Costs (Income             Jan-Jun     Jan-Jun
Statement) to Gross Cash Costs        2005       2004
(Financial Overview)                 (US$m)     (US$m)
-------------------------------     -------     -------
Mining costs                          (48.8)      (39.4)
Exploration                            (4.3)       (3.2)
Processing costs                      (22.7)      (24.6)
Power generation costs                (16.9)      (13.5)
General administrative costs          (25.6)      (30.7)
Refining, royalty & management
fee                                    (2.4)       (3.3)
                                     ------     -------
TOTAL SITE & NON SITE COSTS          (120.7)     (114.7)

less G&A non operating costs            1.6         9.9

less other corporate costs             (1.6)          -
                                      -----      ------
GROSS OPERATING COSTS                (120.7)     (104.8)
less exploration & development*         4.1         3.1
add other corporate costs              (1.6)          -
GROSS CASH COSTS                     (115.0)     (101.7)
                                     ------      ------

Report for Half Year Ended 30 June 2005

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:

Joe Dowling
Manager Investor Relations
Tel: direct +61 7 3229 5583 or mobile, +61 421 587 755
Email: joe.dowling@lihir.com.pg

SHAREHOLDER ENQUIRIES:

Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel: 1300552270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Website: www.computershare.com
E-mail: john.lawlor@computershare.com.au

ADR DEPOSITORY:

The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Website: www.adrbny.com

WEBSITE
www.lihir.com.pg

PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

STOCK EXCHANGE LISTINGS

Australian Stock Exchange (LHG)
Nasdaq National Market (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL

The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B Class shares

DIRECTORS

Ross Garnaut - Chairman
Neil Swan - Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
John O'Reilly

COMPANY SECRETARY

Mark Laurie

FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

Report for Half Year Ended 30 June 2005